Ref: AM:PVK:1310:2008

ADITYA BIRLA GROUP

Date: 6th August, 2008

Securities and Exchange Commission
Att: International Corporate Finance
Division of Corporate Finance [redacted]
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
Tel No. 001 202 551-6551

08004169

RECEIVED
2008 AUG 11 A 7:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reg: Hindalco Industries Limited
Rule 12g3-2(b) Exemption fiel No. 82-3428

Dear Sir,

SUPPL

Sub:-	**Result of Postal Ballot**

We are enclosing herewith the Result of the voting conducted through Postal Ballot for:

Resolution No.1 Special Resolution for Increase in the Authorised Share Capital from Rs. 150 Crores to Rs. 200 Crores.

Resolution No.2 Special Resolution for Alteration of the Capital Clause of the Memorandum of Association of the Company for increasing Authorised Capital from Rs. 150 Crores to Rs. 200 Crores.

Resolution No.3 Special Resolution for Alteration of Article 4(i)(a) of the Articles of Association of the Company for increasing Authorised Capital from Rs. 150 Crores to Rs. 200 Crores.

All the resolutions have been approved by the Shareholders with requisite majority.

This is for your kind information.

PROCESSED
AUG 12 2008
THOMSON REUTERS

Thanking you,

For HINDALCO INDUSTRIES LIMITED

ANIL MALIK
VICE - PRESIDENT &
COMPANY SECRETARY

Encl: as above

ADITYA BIRLA GROUP

Result of Postal Ballot

Result of the voting conducted through Postal Ballot on the following Resolutions:

Resolution No.1 Special Resolution for Increase in the Authorised Share Capital from Rs. 150 Crores to Rs. 200 Crores.

Resolution No.2 Special Resolution for Alteration of the Capital Clause of the Memorandum of Association of the Company for increasing Authorised Capital from Rs. 150 Crores to Rs. 200 Crores.

Resolution No.3 Special Resolution for Alteration of Article 4(i)(a) of the Articles of Association of the Company for increasing Authorised Capital from Rs. 150 Crores to Rs. 200 Crores.

Particulars	Item No.1	Item No.2	Item No.3
Number of valid postal ballot forms received	6709	6709	6709
Percentage Votes in favour of the Resolution	99.99 %	99.98 %	99.98 %
Percentage Votes against the Resolution	0.01%	0.02 %	0.02 %
Number of invalid postal ballot forms received	113	113	113

The resolutions have, therefore, been approved by the shareholders with requisite majority.

For HINDALCO INDUSTRIES LIMITED

Place : Mumbai
Date : 6th August, 2008

Director

END

HINDALCO INDUSTRIES LIMITED
Aditya Birla Centre, Wing-A, Ground Floor, S. K. Ahire Marg, Worli, Mumbai - 400 030, INDIA • Tel.: 91-22-6652 5000 • Fax : 91-22-6652 5043 / 2499 5043
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 030, INDIA. • Tel.: 91-22-6662 6666 • Fax : 91-22-2422 7586 / 2436 2516
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.), INDIA. • Tel.: Pipri (91-5446) 252 079 • Fax : (91-5446) 252 107 / 427